DELTA MUTUAL, INC.
14362 North Frank Lloyd Wright Blvd., Suite 1103
Scottsdale, AZ 85260

February 4, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Delta Mutual, Inc.
SEC Comment Letter dated December 21, 2010
Form 10-K/A for the year ended December 31, 2009
Filed July 21, 2010
Form 10-Q for the fiscal quarter ended September 30, 2010
File No. 000-30563

Dear Sir/Madam:

We are submitting herein the responses of Delta Mutual, Inc. (the “Company”) to the comments set forth in your comment letter dated December 21, 2010 on the Form 10-K/A for the year ended December 31, 2009 (the “2009 10-K/A”) and the Form 10-Q for the quarterly period ended September 30, 2010 (the “September 30, 2010 10-Q”), filed under the Securities Exchange Act of 1934, as amended.

The Company does not believe that an amendment to the 2009 10-K/A should be filed, in that it does not believe the changes in disclosures outlined in this correspondence are of a sufficient level of materiality to warrant filing such an amendment at this time following the close of the Company’s 2010 fiscal year.

Form 10-K/A for the Fiscal Year Ended December 31, 2009 filed on July 21, 2010

General

1.
Comments Applicable to Future Filings. The Company confirms that it will apply comments on its 2009 10-K/A to its Form 10-K to be filed for its fiscal year ended December 31, 2010 (the “2010 Form 10-K”) and in future filings as appropriate.

Item 1. Business, page 3

2.
SAHF Operations. As disclosed in the Company’s filings, South American Hedge Fund (“SAHF”)is a Delaware limited liability company; it does not operate as a hedge fund or mutual fund. SAHF only engages in oil and gas exploration and development activities.  We will include clarifying language to that effect in our 2010 Form 10-K filing.  In addition, we will restate our goal as to generate meaningful growth in shareholder value [the reference to net asset value per share will be removed] through the discovery and development of proved oil and gas reserves or other mineral rights in the 2010 Form 10-K filing, and that we have focused on concessions where there are shut-in, plugged or abandoned wells that have, in our assessment, a high probability of additional recovery of reserves through the revitalization of the wells using standard oil and gas industry practices to bring back wells into production or to enhance production.

Our Oil and Gas Investments, page 4

3.
Clarification of Term “Carried Interest” and Expected Correlation of Revenue Stream With Ownership Interest Percentages. A carried interest arrangement in the oil and gas industry is one in which the carried party (Delta) assigns its entire interest to a carrying party that agrees to pay all costs of drilling, equipping and operating the property until the entire amount is recovered out of working interest revenue.  After these costs have been recovered (known as the “time of payout”) the carrying party reassigns the carried party’s interest back to the carried party.  At that time, the carried party and the carrying party share in further revenues and production expenses and any additional expenditures for drilling or development pro rata to their ownership interests.  We will add this definition to our disclosures in our 2010 Form 10-K filing.

Lithium Project, page 7

4.
Terms of Lithium Property Ownership Interest.  For a one-time payment of $30,000, the Company purchased control of 51% of the Project Delta-Guayatayoc, pursuant to a partnership agreement with Oscar Chedrese and Servicios Mineros SA, which property is held a concession for a period of 20 years that provides for the following rights: to explore, evaluate, develop, produce and arrange mineral resources on the property. Final approval for the 20-year concession for the property is expected in the second quarter 2011 after local holiday season.  Subject to the terms and conditions of this agreement, SAHF is appointed as Chief Operating Officer (COO) of the project and will be exclusively in charge and will direct all joint operations. The project involves the exploration and eventual exploitation of 29 mines in one block of a salt plateau located in Jujuy Province, Argentina. The area shows presence of brines suggesting existence of lithium, potassium, boron, among other minerals. An original first time filing for permit including the 29 blocks was made in 2010 by Oscar Chedrese to the Jujuy Mining authorities. The Company’s obligation consists of the annual fee for the permit application. Payment was made in 2010. The Agreement for the Kaia Mining Properties (Jujuy Province Argentina), is attached as Exhibit A to this correspondence, and will be filed as an Exhibit to the Company’s 2010 Form 10-K).  The Kaia mines are located in the northwest of Argentina in the center of Jujuy Province. A general location map of the property is attached as Exhibit B. Currently, the property is in a preliminary exploration stage. The local senior geologist, Horacio Garkus, and his assistants made a sample extraction in the last quarter of 2010 in the Casabindo River area, southwest of the concession block, obtaining several samples averaging 0.022 gr/lt of B2O3 and in the Doncellas River area (10 Km East) with an average of 0.025 gr/lt of B2O3. The condition to retain the claims is payment of the annual fee renewal on July 2011, of similar amount as in 2010 and the approval of the Operation Plan and Environmental Impact Report before any major drilling. The total extension of the block is approximately 143,000 hectares.

5.
Exploration Plans of Lithium Property.  The restricted availability of rig equipment for the 2011 drill season (March-November) from third parties required the Company to postpone the drilling program to early 2012. A  surface sampling program with the senior geologist Carlos Morello and a  reinterpretation of the 2D seismic data are planned for second quarter of 2011. The current 2D interpretation made by geologist Horacio Garkus suggests that the Company’s mines are included in the Salinas Grandes-Guayatayoc Basin. The basin is rich with paleo salt levels corresponding to the Andean Terciary age, similar to the nearby Salinas Grandes lithium rich configuration. Depths of interest are 300m to 800m. At this point there is not an approved Exploration Plan for 2011.

The geologist in charge of the study is Mr. Horacio Garkus, a Senior Geologist.  Mr. Garkus has nearly 14 years of experience as a geologist in Argentina. His previous employment experience includes geological consulting work on a number of gold, silver, copper, zinc and diamond projects throughout South America, as well as having worked for companies such as Triton Mining (1994-1997), where he initiated and managed the company’s exploration activities throughout Argentina, Bolivia, Paraguay, Chile, Peru and Brazil. Most recently, Mr. Garkus was involved in the evaluation of the mining processes and extraction technology being used at the Collahuaima gold mine for Polipetrol SA. He holds a Bachelor’s degree in Geology and is also a licensed geologist in Argentina.

At this time no approved geological and engineering plans have been completed.  Upon completion and approval of these plans a budget will be developed and presented to the Board.  The source of the funding for the exploration plan has not yet been determined, as the budget therefor has not yet been finalized.

The Company has not determined who will conduct the exploration.

6.	Lithium Property Mines. None of the 29 mines is being actively mined. The 29 mines named KAIA as per partnership agreement dated April 14th, 2010. (Agreement attached as Exhibit A.)

7.
Disclosure re Lithium Property. In the 2010 Form 10-K and future filings as appropriate the Company will remove information with regard to activities of or capital expenditures by other companies operating in or near the Company’s properties.

8.	Jujay Prospect Confidentiality Agreement. The Company will file the Jujay prospect confidentiality agreement as an exhibit to the 2010 Form 10-K.

Business Strategy, page 8

9.
“Revitalization Process. In our 2010 Form 10-K filing and future filings as appropriate, we will replace the statement of “our revitalization process” with “revitalization processes that are commonly used in the oil and gas industry”.  This process is standard in the industry and not proprietary to us.

10.
“Newly Developed Alternative Energy Technologies. The Company is currently evaluating the progress of new technology for solar flat panels to store the energy from sunlight to decide if transfer to the South American Market would be appropriate for inclusion in the Company’s business plan. Other technologies, such as geothermal technology as a potential energy project, already in operation in the Argentina area, are also being evaluated

Customers, page 9

11.	Customers and Customer Commitments. The following discussion, updated as appropriate, will be included in the 2010 Form 10-K and future filings.

Petroleum and natural gas in the Northwest Basin of Argentina for new production blocks are traded freely and on a case by case basis. There are no long term contracts due to the supply deficit in this area. The buyers are the local refineries, and deliveries are made by pipelines or by truck in remote sites. Refineries pay for the transportation cost. At present the Company does not have a contract with any customer and, if current circumstances continue to prevail, the Company will entertain the daily spot offers to maximize profit.

Title to Properties, page 9

12.
Producing Status of Properties. In our 2010 Form 10-K we will state that “we believe we have satisfactory title in all of our producing properties” and that we “investigate title and title opinions from counsel only when we acquire producing properties or before commencement of drilling operations.” Regarding the first comment, none of the properties we operate are currently producing (Tartagal Oriental is currently producing as of January 25, 2011), so title opinions from counsel have not been pursued. However, stages of production of each one of our properties will be addressed in a table along with other important items.

Addressing the title of our properties, all of our current properties have been acquired directly from the government. As all of our current property titles are issued by the Argentine government (Department of Energy), we believe that we are in full compliance with the clear title requirements of each of our properties.

Finally, addressing the final comment as to what we mean by “developed” versus “undeveloped” acreage on page 14: we define developed acreage as the number of acres that are allocated or assignable to productive wells or wells capable of production; and undeveloped acreage as lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves. So, in analyzing our table that addresses these two factors, Jollin and Tonono are two blocks that contain work-over wells that used to be in production in the 1960’s and 1970’s. This is why they are classified as developed acreage. On the other hand, none of the acreage targeted for production on the other properties has had any producing wells. This is why Tartagal Oriental and Morillo, Guemes, Rosario, Union, Valles, and Cobres were classified as undeveloped acreage.

We will disclose definitions for these terms in a glossary that will be included in future filings

Block	Province	Status	Delta %	Reserves	Partner(s)	Block
Jollin	Salta	Testing	10% CO	3.3Bm3	JHP (China), Maxi	Jollin
Tonono	Salta	testing	10% CO	1.4MMm[3]	JHP (China), Maxi	Tonono
Tartagal	Salta	Seismic	9% CO	2.3MMm[3]	New Energy (HK), Maxi	Tartagal
Morillo	Salta	Seismic	9% CO	1.4MMm[3]	New Energy (HK), Maxi	Morillo
Guemes	Salta	Drill Complete	20%	Unknown	Ketsal , Repsol	Guemes

Rosario and Valles have been given back to the Salta province government and Cobres and Union have been given to YPF-Repsol so that SAHF, LLC can pursue and focus in other projects.

Government Regulation, page 9

13.
Oil and Gas and Lithium Governmental Regulatory Regime. The following discussion of the governmental regulatory regime in Argentina will be included in the 2010 Form 10-K and future filings as appropriate:

The Company’s operations in Argentina are subject to various laws, taxes and regulations governing the oil and gas industry. Taxes generally include income taxes, value added taxes, export taxes, and other production taxes such as provincial production taxes and turnover taxes. Labor laws and provincial environmental regulations are also in place.

Our right to conduct E&P activities in Argentina is derived from participation in concessions and exploration permits granted by the Argentine federal government and provincial governments that control sub-surface minerals.  In general, provincial governments have had full jurisdiction over concession contracts since early 2007, when the Argentine federal government transferred to the provincial governments full ownership and administration rights over all hydrocarbon deposits located within the respective territories of the provinces, including all exploration permits and exploitation concessions originally granted by the federal government.

A concession granted by the government gives the concession holders, or the joint venture partners, ownership of hydrocarbons at the moment they are produced through the wellhead. Under this arrangement, the concession holders have the right to freely sell produced hydrocarbons, and have authority over operations including exploration and development plans. The concessions have a term of 25 years which can be extended for 10 years with the consent of the government. Throughout the term of their concessions, the partners are subject to provincial production taxes, turnover taxes, and federal income taxes. These tax rates are fixed by law and are currently 12 to 18.5 percent, two percent, and 35 percent, respectively. Subsequent to the transfer of ownership and administrative rights over hydrocarbon deposits to the provinces, provincial governments have sometimes required higher provincial production tax rates in blocks awarded by the provinces or in concessions that have been granted the 10 year extension.

In Argentina, material mining regulations are promulgated by the Federal Congress and have been contained since 1884 by the Mining Code. On the other hand, original domain of mining natural resources belongs to the provinces. Thus, provinces (i) appoint concession authorities and (ii) provide procedural mining regulations that individuals and legal entities must follow in order to be awarded mining rights and property. Exploration concessions granted are subject to specific terms, but resulting exploitation concessions––provided that certain requirements are met–– are perpetual.

Mining prospecting and exploration rights are easements which title can be granted to individuals or legal entities through administrative or judicial concessions ("exploration concessions"). Any mineral discovery made either by the concessionaire or third parties, provided they take place in the area and term of the concession, grants the concessionaire the right to turn such discovery into a mine.

The term of exploration concessions depends on the size of the granted concession area. The basic 500 hectares concession lasts for 150 days and each surface unit added to such basic concession increases the term in 50 additional days. Therefore, the largest possible concession will last for a 1,100 days term. In addition, there is an area limit of 200,000 hectares per area and a maximum of 20 areas that can be owned by a single entity.

The principal type of required permit that the Company is looking to obtain is the producing license for oil and gas. The application for this permit has already been submitted to the Secretary of Energy and it is currently pending. The approval of this license is expected to be received by second quarter 2011. Our partners in the joint ventures that SAHF, LLC is involved in have all the other required licenses and permits to commercially produce oil and gas.

In the lithium (North Guayatayoc) and Coltan (Cachi) properties, licenses have not yet been pursued because the Company is still exploring several options such as: mining and exploiting the property, and/or selling a portion of it. Once management has made a decision, the appropriate licenses will be acquired by either SAHF, LLC or its partners in the respective joint ventures.

The main effects of government regulations on the Company are that it will take a longer amount of time for properties to start producing commercially and that it will cost more money. The longer time frame from acquisition of the property to their commercial production stage can be attributed to the higher amount of time and focus that has to be put on paperwork and legal work. Because all of our contracts and corporate documents are written in English in the U.S, they need to be  translated and notarized with an apostille to be valid in Argentina, which can cause delays in the applications for permits and licenses in Argentina. The higher expected cost can be attributed to the legal fees incurred to comply with the government regulations, along with the royalties, canons, and landowner fees that are particular to each concession.

14.
Statutory Royalties and Surface Canons Applicable to Properties. In the Jollin, Tonono, Tartagal, Morillo and Coltan concession the carry over mode relieved the Company from the payment of canon, or landlord, fees of any kind. In the exploratory areas , Guemes, Rosario, Cobres, Valles and Union, proportional exploratory canons were paid as explained in the financials. Surface canon were not paid due to the lack of surface operations in 2010 in those blocks, with the exception of Guemes where an old YPF road, built by the former National Company of Argentina and now owned by Repsol of Spain) was used to access the drilling site.

Item 1A. Risk Factors, Page 11

“Prospects that we decide to drill”, page 11

15.	Table Describing Stages of Production. See response to Comment N. 12.

“We are subject to complex laws . .” and “Our operations incur substantial liabilities”, page 12

16.
Summary of Applicable State and Federal Laws. See response to Comment No. 13 above.  The risk factor relating to the Company’s being subject to complex laws will be revised substantially as set forth below:

We are subject to complex laws that can affect the cost, manner or feasibility of doing business.

Exploration, development, production and sale of oil and natural gas are subject to extensive federal and state regulation in Argentina.  We may be required to make large expenditures to comply with governmental regulations.  Matters subject to regulation include:

.	the exploitation of our oil and gas concessions as governed by the terms of the concession agreements;
.	royalties, canons and landlord fees;
.	production permits;
·	discharge permits for drilling operations;
·	drilling bonds;
·	reports concerning operations;
·	the spacing of wells;
·	unitization and pooling of properties; and
·	taxation.

Under these laws, we could be liable for personal injuries, property damage and other damages.  Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties.  Moreover, these laws could change in ways that could substantially increase our costs.  Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

Item 2. Properties, page 14

Reserves, page 15

17.
Status of Reservoir Engineering Analysis. The proven reserves report is submitted yearly to the Department of Energy in Argentina. Due to weather, logistics and permits the proven reserves reports of the Tartagal, Morillo, Jollin and Tonono blocks carried out by Chinese operators is expected in first quarter 2011. Engineering analysis means seismic data interpretation by geologists and reservoir engineers.

Item 7. Mangement’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

18.
Analysis and Discussion of Key Variables, Material Uncertainties and Known Trends Affecting Future Operating Performance or Financial Condition, as Compared with Current Operations and Financial Condition.   In our 2010 Form 10-K, we will add the following overview to our discussion of our results of operations:

Overview

We are an independent oil and gas company engaged in oil and gas acquisition, exploitation, production and exploration activities primarily in Argentina.  In addition, we have ownership interests in certain mineral rights that are located in Argentina.  Our current investments in oil and gas properties were purchased by SAHF and contributed to the Company as part of the reverse merger transaction in March, 2008.  Subsequently, the Company sold working interests rights in two of its oil and gas interests to carrying parties to fund the drilling and development activities for the properties.  These properties are expected to reach the time of payout in the second half of 2011.  The Company retained its working interest in the third oil and gas property (Salta Province) and sold equity in a series of private placement transactions to fund the initial drilling and development activities on this property.  This property is expected to begin generating revenues in the first half of 2011.

We intend to use the proceeds from the production revenues from existing properties to seek property acquisitions that complement and geographically diversify our core investments in energy related properties.  Our goal is to generate meaningful growth in shareholder value through the discovery and development of proved oil and gas reserves or other mineral, and we have focused on concessions where there are shut-in, plugged or abandoned wells that have, in our assessment, a high probability of additional recovery of reserves through the revitalization of the wells using standard oil and gas industry practices to bring back wells into production or to enhance production. In addition, our growth plan is centered upon the pursuit of energy related development projects that we believe will generate attractive rates of return while maintaining a balanced portfolio of lower risk, long-lived oil and gas properties that provide stable cash flows.

As of December 31, 2010, we have approximately $190,500 in cash.  We believe that this cash will provide us with the necessary liquidity during the remainder of our pre-revenue stage.  However, in the event that the revenues are delayed, we believe that the value of the reserves underlying our oil and gas investments is sufficient to allow us to generate additional liquidity through the sale of equity or borrowings, or through the sale of  portions of our carried interests in the properties.

Plan of Operation, page 19

Oil and Gas investments, page 19

19.
Criterea for Representation on Operating Committees.  In the Tartagal, Morillo, Jollin & Tonono concessions there are Executive Committees (UTE-Union Transitoria de Empresas) which conduct and manage the business affairs of each concession, as per the Trust Agreement and Assignment Letter from the rest of the members of the Joint Venture. The respective Executive Committees make the decisions as to representation on the Committees, and the related criteria. As to the Guemes property, the majority interest holder designated SAHF as the responsible party for the management of the drilling operations. An official approval from the Energy Secretary for Jollin & Tonono UTE participation for the Company was granted on July 2, 2010.  The approval for the Tartagal & Morillo was received on January 26, 2011.

Funding, page 20

20.
Additional Required Capital.  In the case of the Jollin and Tonono and Tartagal and Morillo oil and gas properties, we have carried interests; therefore, no further capital expenditures are required on our part.  For the exploration rights in Salta Province, we have completed the drilling and development of one well in Guemes that is expected to begin producing once the rainy season in Argentina is over.  We have sufficient funds for our portion (20%) of the costs of installation of the battery storage facility to complete the Guemes production and storage facilities.   In the event our revenue expectations for 2011 are not met, we are not required to make any additional capital investment to protect our assets.

Report of Independent Registered Public Accounting Firm, page 24

21.
Revised Audit Report.  The audit report from Jewett, Schwartz, Wolfe & Associates, CPA's will be revised as per the attached Exhibit C in our 2010 Form 10-K to indicate that they have audited the restatement of 2008.

Financial Statements, page 26

Note 4. Variable Interest Entity, page 40

22.
VIE Deconsolidation. As of September 30, 2009, which is the date of the last set of financial statements that the Company received from Delta Envirotech, Delta Envirotech had an accumulated deficit of more than $2.0 million.  During the fourth quarter of 2009, the Company determined that its $375,000 capital investment in Delta Envirotech (Representing 45% ownership) and its loan receivable from Delta Envirotech of $811,000 (including unpaid interest) had significant doubt of recoverability because of the size of the accumulated deficit and the facts that Delta Envirotech had not generated significant revenues or cash from operations since inception and was neither paying interest income nor making principle payments on loans payable to Delta Mutual Inc.  Furthermore, as of December 31, 2009, Delta Envirotech refused to provide any further information to the Company regarding its financial information or operations.   Accordingly, as of December 31, 2009, the Company wrote off its $1,186,000 investment in Delta Envirotech and determined that the entity was no longer a VIE because the Company no longer had any access to the entity’s financial records, as well as any other supporting/verifiable documentation that would prove that equity investment and loans receivable were recoverable. Furthermore, as of December 31, 2009 the Company also could not exercise significant influence over management and had only one member on a three-person Board of Delta Envirotech, which did not permit the Company to have any decisional impact on financial and operating policies of the entity. Considering this, the Company determined that Delta Envirotech was no longer a VIE and deconsolidated the entity in the December 31, 2009 financial statements.  The net impact of reducing the value of its $1.2 million investment in Delta Envirotech to zero and reversing the $2.0 million in losses previously recognized from the entity when it was consolidated was recorded as a net gain on deconsolidation of the VIE of $882,000.  The Company is not liable for any further liabilities from Delta Envirotech with effect from December 31, 2009.

Note 6. Investment in Unconsolidated Affiliates, page 42

23.
Adjustments to Purchase Prices of Oil and Gas Concessions. In the paragraph “one–time retroactive adjustment” the word retroactive is associated with the year 2008 in which the respective acquisition prices and the Company’s participating interest in the original agreements for the Jollin and Tonono concession and the Tartagal and Morillo concessions were amended by reduction of the respective purchase prices and conversion of the future obligations associated with the reduced interests to a “carryover” mode. In 2008 prior to the acquisition of SAHF by the Company, a renegotiation of the payment terms was made. The term retroactive does not refer to the accounting, and is not the correct term to describe, and will not be further used to describe, the 2008 adjustments. We will correct this paragraph in the 2010 Form 10-K. The result of the renegotiation was an improvement in the contract terms for the Company. We retain the same ownership percentage at a lower payment requirement.

The Company did not report an impairment of the value of the property or forgiveness of related debt as the effect would have no accounting impact on the consolidated statement of operations. The balance sheet properly reflects the correct adjusted accounting treatment for the transaction. The adjustments to the investment and related debt were properly disclosed in the footnote disclosure describing the transaction.

24.
Assumption of Development Costs Obligation in Connection with Sale of Partial Interest in Jollin and Tonono Oil and Gas Concession. The sale of the 13.5% and the carried interest arrangement were accounted for as two separate transactions. At the time of the sale, the Company’s basis in the 13.5% sold was $364,787 and it received cash of $206,832 resulting in a loss of $157,939.  In a normal carryover arrangement no cash is exchanged in the transaction.  After the work over of the Jollin 2 Well was complete in 2009, the total Joint Venture investment was $4.7 million, and the Company determined that its cash resources were insufficient to cover its percentage of the current and the future JV investment obligations which would total 3,764 Work Units or $18.8 million..  Therefore, the Company entered into a carried interest arrangement with its Joint Venture partner. Under Oi5. 138 (c), an assignment of a part of an operating interest in an unproved property in exchange for a “free well” provision for joint ownership is a pooling of assets in a joint undertaking by the parties.  The assignor shall record no cost for the obligatory well; the assignee shall record no cost for the mineral interest acquired.  In exchange for the free well, the assignee gets first right to all production revenue until its costs are fully recovered.

25.
Assignment of Exploration Rights in 2009. In reviewing this comment we noted that our disclosure as to the timing of the assignment of the 50% of our 40% to a third party was inaccurate.  The conveyance actually occurred in February 2008 before Delta Mutual was acquired by Altony in a reverse merger transaction.  The $697,000 book value is the value of the asset after the conveyance occurred and was correctly included in the balance sheet in both 2008 and 2009.   We will correct the disclosure in our Form 10K for the year ending December 31, 2010.

26.
Additional Investments in 2008 and 2009. The additional investment in 2008 represents the Company’s weighted average ownership share of the well overhaul costs and 2008 government fees for the Jollin and Tonono property.  We also paid $697,000 in “canons” to the government of Argentina for the purchase of the exploration rights in Salta province in 2008. The additional investment investments in 2009 also represent the Company’s weighted average share of the well overhaul costs and 2009 government fees for the Jollin and Tonono property.  We will clarify the nature of these investments in the table of our 2010 Form 10K.

27.
Adjustments for Additional Investment Recorded in 2009. The adjustments to the investments in the Jollin and Tonono property represent the assumption of the Company’s accounts payable for well overhaul costs by the Company’s joint venture partner when it sold 13.5% of its interest to the partner and the Company went into the carryover mode.  We will clarify the nature of these adjustments in the table in our 2010 Form 10K.

28.
ASC 932-235-50 Disclosures as of December 31, 2009. Please refer to the response to Comment #38. The Company did not classify these properties as oil and gas investments until 2010.  The required disclosures will be included in our 2010 Form 10K.

Note 11. Other Income, page 47

29.
Basis for Write-Down of Accruals. Accrual of salaries for the former CEO and President of the company was not written down and remains as a payable. The claim $131,250 for the former CFO is not accrued as the basis for the for cause termination of this officer was represented by a continuing course of conduct over the contract extension period and the Company was advised by the Pennsylvania agency with jurisdiction over the wage claim the Company that it will not pursue the claim. The salary of the former office manager has been accrued in the amount of $17,782. The Company has not accrued the associated judgment in a court action in Pennsylvania, due to the use in that case of incorrect documentary evidence. The write down of several consulting agreements were based on the cancellation by the Company of projects in Puerto Rico as well as a project entitled “Delta Wall” in which the product’s ability to obtain a patent was denied and as such no further efforts were expended by the Company. Other accounts were written off when the vendors ceased to exist with no further address available. Other sums were written down when the vendor agreed to a lesser amount. Several amounts which had been inadvertently entered in duplicate were adjusted at the same time and written down.

Note 14. Commitments and Contingencies, page 48

30.	Accrual for Amount Owed Former CFO. See response to Comment No. 29 above.

Item 9A(T). Controls and Procedures, page 50

Management’s Annual Report on Internal Control Over Financial Reporting, page 50

31.
Internal Control over Financial Reporting as of December 31, 2009. In future filings, the Company confirms that it will, in disclosing management’s conclusions as the effectiveness of the Company’s disclosure controls and procedures and of its internal controls, refer to the effective date of the particular Exchange Act report being filed, which is the close of the reporting period covered by the report.

32.
Steps Taken by Management to Eliminate Weaknesses in Disclosure Controls and Procedures. The weakness identified in the Company’s disclosure controls and procedures and internal controls in the 2009 10-K/A was the possibility that stock issuances might not be recorded correctly for financial statement reporting purposes. Management has taken the following steps to eliminate this weakness:

In April 2010, management initiated a change to a local transfer agent (First American Stock Transfer) that is capable of instantly providing requisite transfer, stock issuance and stock ownership information for use in connection with the Company’s filing its reports under the Exchange Act. In this process the new transfer agent undertook a forensic analysis of the Company’s stock issuances since inception, as well as the stock issuances over the period of the audit for the 2009 10-K/A.

Management has also implemented new procedures that require the collection of in depth background information of the proposed investor. All stock issuances are formally documented with the issuance of an instruction letter to the transfer agent, which is reconciled to the cash collected and used to support the journal entry in the accounting records.

33.
Confirmation re Changes in Internal Controls in Last Fiscal Quarter. The Company confirms that there were no significant changes in its internal control over financial reporting that occurred in the last fiscal quarter of 2009. In future filings, the Company will disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, its internal control over financial reporting.

Item 10. Directors, Executive Officers

34.	Management Biographies. The following are the revised management biographies to be included in the 2010 Form 10-K.

Daniel R. Peralta joined the Company on January 20, 2009 as President and CEO and a director. Dr. Peralta also controls and is the President and a director of Egani, Inc., a financial and international business consulting firm, and a controlling stockholder of the Company. He has since 1998 served as President and a director of Egani S.A., Scottsdale, Arizona, an affiliated company that is engaged in the investment business. From early 2005 to late 2008, Dr. Peralta served as president of Microbial Enhancement Oil Recovery Latin, Inc., Scottsdale, Arizona, a well restoration company. Since July of 2008, Dr. Peralta has served as an advisor to the Company’s wholly owned subsidiary, South American Hedge Fund, for its oil and gas activities in Argentina. He has also served in various advisory capacities to the Argentine government and as a board member of the Central Bank of Argentina from 1994 to 1998. From 1991 to 1994, Dr. Peralta served as an advisor to the Bicameral Commission for the State Advisor of the Budget and Expenditures Commission of the Argentina National Congress. He participated in a number of Argentine government missions, including the Official Missions to Kuwait in 1991 and 1992, and to Peru and Chile in 1991 and 1992. He is the author of a number of publications on finance and economic development in South America, including “Comercio Exterior y su Balance par alas Economia Regionales” (1990), and “Comercio Exterior en la Argentina” (1988). Dr. Peralta received a doctoral degree in business administration from the University of Belgrano (Buenos Aires, Argentina) in 1988, and a bachelor’s degree in aeronautical engineering form the National Technology University, Buenos Aires, Argentina in 1982. The Company believes that Dr. Peralta’s governmental and banking sector experience and exposure to the oil industry in Argentina and oil production related technologies are of great benefit to Mr. Peralta in executing his management responsibilities for the Company, given its energy-related operations in Argentina.

Malcolm W. Sherman was appointed to fill a vacancy on our board of directors on July 11, 2008. He was appointed Executive Vice President on July 28, 2008. Mr. Sherman from 2005 to the present has served as President and a director of Security Systems International, Inc., a company that provides security systems for government building, industrial facilities, oil refineries and other facilities in the Middle East. From May 2000 to July 2005, Mr. Sherman served as director of marketing for Hyzoom Commercial Co. Ltdl, a division of ZAFF International, Ltd., in Riyadh, Saudi Arabia, as well as director marketing for ZAFF International, a Saudi Arabian technology company specializing in security systems for industrial facilities for industrial and oil and gas facilities, and managed four of this company’s divisional offices in the Middle East. During his career, Mr. Sherman also served as a director of two public companies. He was a member of the founding team of Taser International, Inc. in 1993, and served on its board from 1993 to 1999. He also served as executive vice president and director of Ronco, Inc. from 1982 to 1993. Mr. Sherman received a B.S. degree in business administration from the University of Miami in 1959. The Company believes that Mr. Sherman’s experience and exposure to the oil industry security and management issues in the Middle East will benefit the Company and other members of its management in the Company’s energy-related operations in Argentina.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 54

35.	Correct Company Address. The Company address will be corrected in the 2010 Form 10-K.

Signatures, page 61

36.
Form 10-K Signatures. The 2009 10-K/A, as was the Amended Form 10-K filed on May 14, 2010, was signed by Daniel Peralta, who was at the time of signing was the principal executive, principal financial and principal accounting officer. The Company omitted the disclosure that Mr. Peralta is at this time the principal accounting officer. The Company will in future filings identify the person who is signing reports under the Exchange Act as the Company’s principal accounting officer.

Mr. Gilburd acted as the Interim Chief Financial Officer from November 2009 through April 30, 2010, at which time his consulting agreement was terminated by the Company. The 2009 Form 10-K, filed April 15, 2010, was signed by Mr. Peralta as Chief Executive Officer and principal financial officer, and Mr. Gilburd signed as Interim Chief Financial Officer and principal accounting officer.  Mr. Gilburd was not the principal financial officer at the time of the filing of this report.

Exhibits

37.	Reference to Correct Form. In the 2010 Form 10-K and future Exchange Act filings, the Exhibit 31 and 32 certifications will refer to the correct form.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Financial Statements, page 2

Note 1. Basis of Presentation, page 6

Oil and Gas Properties, page 7

38.
Accounting for Oil and Gas Exploration and Development Activities, Recognition of Gain or Loss in 2009 Upon Disposition of Oil and Gax Properties.  The Company currently has interests in three major oil and gas properties:  Jollin and Tonono, Tartagal and Morillo, and the Salta Province exploration rights. The Company is responsible for managing the drilling activities in the Salta Province and bears its pro-rata share of the exploratory drilling activities.  The Company’s concession interests in the other properties are in the “carryover mode”, therefore, its share of the exploratory drilling costs will be deducted from its share of the future revenue streams of successful wells.

While drilling activities had commenced in the Jollin and Tonono and the Tartagal and Morillo properties prior to the quarter ending June 30, 2010, the Company had not yet been officially admitted into the joint ventures for these properties. During the quarter ending June 30, 2010, the Company was officially admitted to the Jollin and Tonono joint venture by the government of Argentina.  Accordingly, the Company’s cost basis in Jollin and Tonono was reclassified from investment in non-consolidated affiliates to proved, undeveloped oil and gas properties, and we adopted the full cost method of accounting for all of our oil and gas properties.  The operator of the Jollin and Tonono property has a reserve report, which indicates that our share of the investment is not impaired.  When we have officially been admitted to the Tartagal and Morillo joint venture by the government of Argentina, we will reclassify our cost basis in this property to proved, undeveloped oil and gas properties, as well.  The operator of the Tartagal and Morillo property also has a reserve report that indicates that our investment in this property is not impaired.

Drilling in the Salta province property began during the quarter ending June 30, 2010 and we began capitalizing our share of the tangible and intangible drilling costs as required under the full cost method of accounting.  Well-logging while drilling, confirmed the potential existence of formations with sufficient hydrocarbons to make the well economically productive.   Accordingly, we classified our investment in the Salta province exploration rights as unproved oil and gas property.  The Company has applied for an Oil & Gas Operator License from the federal Secretary of Energy in Argentina.  Upon approval of this license, the Company will re-open the well for production and will arrange for a complete report of reserve studies to determine if proved reserves exist and if the well is commercially viable.

During 2009 and 2008, all of the properties were classified as investments in non-consolidated affiliates as we had not yet received admittance into the joint ventures for oil and gas exploration and development from the government of Argentina and we did not have an exploration and development license for the Salta Province properties.  Accordingly, the full cost method of accounting did not yet apply and, as we sold our interests to bring in partners into the venture, we had evidence that our residual share was worth less than our original investment and a loss on the sale was recognized.

Item 4T. Controls and Procedures, page 21

Changes in Internal Controls, page 21

39.
Changes in Internal Controls.  In future filings, the Company will clarify the information required by Item 308T(b) of Regulation S-K, and will include information as to the period or periods in which any changes in internal controls were made. The changes to internal controls in regard to the recording and issuance of stock were made in the second quarter of the 2010 fiscal year.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

DELTA MUTUAL, INC.

By: /s/ Daniel Peralta
Daniel Peralta
Chief Executive Officer

EXHIBIT A

Partnership Agreement on Kaia Mining Properties
In the Jujuy Province, Argentina

With regard to,

The signed agreement dated March 12, 2010 with reference to the mining properties mentioned ut supra [ above ].

Between,

1.- OSCAR DANIEL CHEDRESE, I.D. # 7.379.406, residing on Puerto Rico Street No. 661 of the city of San Salvador of Jujuy, Jujuy Province (hereafter referred to as  Chedrese) in his capacity as owner of mineral rights and statements of discovery detailed in Annex I and

2.- SOUTHAMERICAN HEDGE FUND, established on Hipolito Irigoyen Number 434, 4th floor Of. E, city of Buenos Aires (hereinafter referred to as SAHF), and

3.- SERVICIOS MINEROS SA, located on Radio del Plata street No. 2659 in the city of Salta, Province of Salta (hereafter referred to as Miners).

Acting on their own behalf and corresponding to whomever these may appoint and/or their respective successors and assignees can be referred to individually as “Party” and collectively as the “Parties” declare:

That Mr. CHEDRESE is owner of the mineral rights and the statements of discovery on mining properties that are located in the salt mines of the mining district known as Guayatayoc-Abra Pampa in the Departments of Yavi, Cochinoca and Rinconada of the Jujuy Province in Argentina as detailed in Annex I.

That these properties could have particularly lithium salt reserves in reasonable concentrations, (here forward called THE MINES);

That Mr. CHEDRESE requires technical and financial support for the development of the mining properties mentioned;

That SAHF as well as  MINERS are interested in participating in the development of the mentioned mining project and are qualified technically and financially for this activity;

That as of the date of March 21, 2010, SAHF has made the necessary contributions in order for Mr. CHEDRESE to pay the fees of said properties in the amount of $114,480.- which constitutes a direct contribution to the development of the properties

Therefore, the parties agree:

1           Purpose
The purpose of this Agreement is to regulate the respective rights and obligations of the Parties with respect to operations of exploration, evaluation, development, production and arrangement in general of mineral resources on the mining properties.

1

The parties will form within a period of 120 days a Joint Venture Agreement with the same purpose, as well as to facilitate the working of this agreement.

2           Percentage of Participation [ Shares / Holdings / Shareholdings ]
The Percent of the Participation  [ Shares / Holdings ] of the Parties are the following:
1. SAHF 51%                       (fifty-one percent).
2. CHEDRESE 38%             (thirty-eight percent)
3. MINING 11%                   (eleven percent)

If a Party transfers all or part of their Participation  [ Shares / Holdings ] in accordance with the provisions of this Agreement, the Percentages of Participation  [ Shares / Holdings ] of the Parties will be modified accordingly.

3           Ownership, Obligations and Responsibilities
Unless otherwise specified, all the rights under this Contract, the Joint Ownership of mineral rights and products derived from the properties identified in Annex I will belong to the Parties in accordance with their respective Percentage of ownership.

Except as otherwise provided for in this Agreement, all funds of the Joint Account will be shared by the Parties in each case in accordance with their respective Percentage of ownership.

4           Appointment of Chief Operating Officer
Subject to the terms and conditions of this Agreement, SAHF is appointed as Chief Operating Officer (COO) of the project and will be exclusively in charge and will direct all Joint Operations.  As such, it may use independent contractors and agents for which it must consult each party informing them the personnel requirements and if they can not supply personnel, it [ SAHF ] will carry out the necessary hiring.  In the event of direct employees [ staff members ] of any parties, the expenses involved will be computed on the account contributions from the party in question.

The Chief Operating Officer shall,
act according to the provisions of national and provincial laws, this Agreement and the instructions of the Parties that are on record according to article 11 and that do not conflict with this Agreement;

Perform all Joint Operations in a diligent, safe and efficient manner in accordance with good and prudent practices of the mining industry.

Manage all permits, licenses, approvals, easements or other rights that may be required in order to carry out joint operations or with respect thereto;

Pay and promptly meet all obligations and agreed expenses incurred in respect to the Joint Operations and make every effort to preserve and maintain the Joint Property free from all burdens and liens applied as a result of Joint Operations.

2

Advise the parties in all negotiations with government agencies or private entities on matters arising under this Agreement and the Joint Operations.  The Chief Officer will notify of these meetings to the other Parties as soon as possible.

No provision of this Agreement will prevent any of the Parties from holding discussions regarding any particular issues to its  business interest that may arise under this Contract, but in such an event, that Party will inform the other Parties as soon as possible after those discussions take place; and continue assisting the Chief Officer.

5           Information provided by the Chief Officer
The Chief Officer will provide the parties information and actual reports that are produced from the Joint Operations with the frequency that is allowed, without detriment to which the Parties may consult said information at any time.

6           Limitation of liability of the Chief Officer
The Chief Officer will not be responsible for any damage, loss, cost, expense or liability that results from the execution of the duties and functions specified in this Agreement.

7           Joint Operating Fund
Expenses and investments that are agreed on for the mining properties will be approved by the parties together and in proportion to their ownership.  In the first meeting of the Operating Committee, a tentative budget will be established for the next 6 months and how it will be used.

8           Confusion of funds
The Operator must not confuse with his own funds the amount of money he receives from the Joint Operating Fund or likewise in accordance with the provisions of this Agreement.  Nevertheless, the Operator reserves the right to make future proposals about the confusion of funds to achieve financial efficiency.

9           Health, Safety and Environment (“HSM”)
In order to have safe and reliable operations in compliance with the applicable laws, rules and regulations regarding “HSM” (including avoiding significant and unintentional impacts on the safety or health of people, property or the environment), the Chief Officer will implement an “HSM” plan in agreement with the standards and generally applied procedures by the international mining industry in similar conditions and respecting the applicable legal framework.

10           Creation of an Operating Committee
10.1                      For the supervision and general direction of Joint Operations, an Operating Committee  will be created composed of representatives from each one of the parties that will posses Shareholding Percentages.  Each Party will designate one (1) representative and one (1) alternate representative that will serve on the Operating Committee.  Each of the Parties shall, as soon as possible after the effective date of this Agreement, notify in writing the other parties of the name and address of the representative and alternate to serve in the Operating Committee.  Each Party will have the right to change its representative and alternate at any time by notification to such effect to the other Parties.

3

10.2                      Each Operating Committee shall have the authority and duty to authorize and oversee the Joint Operations that are necessary or appropriate to comply with this purpose, for which each representative as such will have a vote equal to the Shareholding Percentage of the party the person represents.

10.3                      The Chief Officer will convene a meeting of the Operating Committee every thirty (30) days, indicating the date, time, place and agenda of the meeting;

Each Party can add additional items to the agenda by notifying the other parties providing at least seven (7) days before a meeting,

11           Confidentiality
The parties must keep strictly confidential and in secrecy with respect to the information about the mining property.  In this respect, it should be understood that “Confidential Information” refers to all information except for: (i) information that is public knowledge, in accordance with the statutes of 1st article of law number 24.766 (Privacy Act) from Argentina and/or other equivalent laws of other countries, meaning information that is generally known and/or easily accessible  to persons within the circles that normally deal with the type of information in question and (ii) the information is requested by any government agency, competent authority or must be presented in compliance with the applicable norms.  This confidentiality extends to officers, employees, directors, consultants, representatives and/or external consultants of the Parties.

12           Authorization
The Parties authorize SAHF to provide and/or maintain any dealings with third parties with respect to the mining properties providing that the parties agree to perform any agreement to the effect of maintaining exclusive negotiations orderly at the eventual acquisition by third parties of exploration rights or purchase of the mining properties in question.

13. Jurisdiction and Competence
This Agreement and all matters that may arise between THE PARTIES in relation or in compliance to the same, shall be governed and interpreted in its full scope in accordance with the laws of Argentina.

In the event any dispute arises concerning the interpretation and / or execution of this contract, the parties agree to submit to the rules, jurisdiction and procedures of the Arbitral Tribunal of the Commodities Exchange of Buenos Aires, Argentina, in accordance with current regulations for legal arbitration.

In witness whereof, the Parties sign three copies of the same tenor and effect, in the city of San Salvador de Jujuy on the 14th day of April 2010.

[ - Signature of - ] Mr. Daniel Peralta DELTA MUTUAL By SAHF	[ - Signature of - ] Mr. Horacio Garkus SERVICIOSMINEROS	[ - Signature of - ] Mr. Oscar Chedrese

4

ANNEX I

LIST OF RECORDS [ FILES ] OF MINING RIGHTS

1 KAIA 11 File No. 1379-CH-2010
2 2 File KAIA. No. 1380-CH-2010
3 3 File KAIA. No. 1381-CH-2010
4 KAIA 4 File No. 1382-CH-2010
5 5 File KAIA. N ° 1383, CH-2010
6 6 File KAIA. No. 1384-CH-2010
7 7 File KAIA. No. 1385-CH-2010
8 8 File KAIA. No. 1386-CH-2010
9 9 File KAIA. No. 1387-CH-2010
10 KAIA 10 File No. 1388-CH-2010
11 KAIA 111 File No. 1389-CH-2010
12 KAIA 112 File No. 1390-CH-2010
13 KAIA 13 File No. 1391-CH-2010
14 KAIA 14 File No. 1392-CH-2010
15 KAIA 115 File No. 1393-CH-2010
16 KAIA 20 File No. 1398-CH-2010
17 KAIA 23 File No. 1401-CH-2010
18 24 File KAIA. No. 1402-CH-2010
19 KAIA 28 File No. 1406-CH-2010
20 KAIA 29 File No. 1407-CH-2010
21 KAIA 30 File No. 1408-CH-2010
22 File KAIA 31. No. 1409-CH-2010
KAIA 23 34 File No. 1412-CH-2010
KAIA 24 35 File No. 1413-CH-2010
KAIA 25 36 File No. 1414-CH-2010
KAIA 26 37 File No. 1415-CH-2010
KAIA 27 39 File No. 1417-CH-2010
KAIA 28 40 File No. 1418-CH-2010
KAIA 29 41 File No. 1430-CH-2010

5

EXHIBIT B

EXHIBIT C

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Delta Mutual, Inc. and Subsidiaries:

We have audited the accompanying restated consolidated balance sheet of Delta Mutual, Inc. and Subsidiaries (the “Company”), as of December 31, 2009, and the restated related consolidated statement of operations, changes in consolidated stockholders’ equity (deficit) and consolidated cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We also audited the adjustments described in Note 2 that were applied to restate the consolidated financial statements as of and for the year ended December 31, 2008. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the December 31, 2008 consolidated financial statements other than with respect to the adjustments, and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2008 financial statements taken as a whole. The consolidated financial statements of Delta Mutual, Inc. and Subsidiaries for the year ended December 31, 2008, were audited by other auditors whose report thereon, dated April 13, 2009, expressed an unqualified opinion with an emphasis of matter as to going concern. The predecessor auditor reported on such financial statements before the restatement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the restated consolidated financial statements as of and for the year ended December 31, 2009, referred to above present fairly, in all material respects, the restated consolidated financial position of Delta Mutual, Inc. and Subsidiaries as of December 31, 2009, and the restated consolidated results of its operations and its cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company restated its financial statements as of and for the year ended December 31, 2008 presented on a comparative basis. The restatement relates to an increase of approximately 309,000 shares outstanding (par value, $0.0001) which is attributable to the net impact of the reverse merger in 2008 and, accordingly, $30 was reclassified from additional paid in capital to common stock. The Company has reflected the impact of these adjustments and the increase in shares outstanding in its consolidated financial statements for the year ending December 31, 2008.

The accompanying restated consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern.  As more fully described in Note 1, the Company has an accumulated deficit of $3,596,337 and working capital deficiency of $967,042 as of December 31, 2009. Additionally, the Company is not generating sufficient cash flows to meet its regular working capital requirements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans as to these matters are also described in Note 1.  The restated consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Jewett, Schwartz, Wolfe & Associates

Hollywood, Florida

April 15, 2010, except for Note 2 as to which the date is July 19, 2010.

200 South Park Road, Suite 150  •  Hollywood, Florida 33021 •  Main 954.922.5885  •  Fax 954.922.5957  •  www.jsw-cpa.com
Member - American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Private Companies Practice Section of the AICPA • Registered with the Public Company Accounting Oversight Board of the SEC